November 20, 2024

Marc Hertz
President and CEO
GRI Bio, Inc.
2223 Avenida De La Playa, #208
La Jolla, CA 92037

       Re: GRI Bio, Inc.
           Registration Statement on Form S-3
           Filed November 14, 2024
           File No. 333-283234
Dear Marc Hertz:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jason Miller, Esq.